# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOREX LTD., CIK 0001982960
CUSIP: G5304A102
Title of class of securities: Class A Ordinary
Address of issuer's principal executive offices: 21 MERCHANT ROAD, #04-01, SINGAPORE, Singapore (U0), 058267
Date of event which requires filing of this statement: 09/29/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002098517

## Reporting persons
- Raffles Venture (Direct) Pte. Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 3,067,125; shared voting power 0; sole dispositive power 3,067,125; shared dispositive power 0; aggregate amount beneficially owned 3,067,125 (12% of the class)

## Item 1. Issuer
Name of issuer: KNOREX LTD.
Address of issuer's principal executive offices: 21 MERCHANT ROAD, #04-01, SINGAPORE, SINGAPORE, 058267.

## Item 2. Person Filing
Name of person filing: Raffles Venture (Direct) Pte. Limited
Address of principal business office or, if none, residence: 71 Ayer Rajah Crescent unit 07-25, Singapore 139951
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,056,950 class A ordinary shares; and 10,175 warrants
Percent of class:
11.92% class A ordinary shares; and 0.04% of class A ordinary shares if warrants are exercised
Total of 11.96% class A ordinary shares (assume warrants are exercised)
Sole power to vote or to direct the vote: Sole power
Shared power to vote or to direct the vote: NA
Sole power to dispose or to direct the disposition: Sole power
Shared power to dispose or to direct the disposition: NA

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Raffles Venture (Direct) Pte. Ltd: /s/ Dah Chee, David Lim, Director (11/28/2025)